UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
SPARTON CORPORATION
425 N. Martingale — Suite 1000
Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Members of the Investment Review Committee
Sparton Corporation 401(k) Plan
Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the “Plan”) as of December 31, 2016 and December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 27, 2017

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
Investments:
Money market fund	$6,345	$1,446
Mutual funds	41,813,517	36,656,756
Common/collective trust	5,608,972	6,350,374
Company common stock	2,326,364	2,098,259
Total investments	49,755,198	45,106,835
Notes receivable from participants	1,682,859	1,572,560
Net assets available for benefits	$51,438,057	$46,679,395
See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Statements of Changes in Net Assets

December 31, 2016
Additions
Investment income:
Dividend income from mutual funds	$1,420,659
Net appreciation in fair value of investments	2,642,937
Net investment income	4,063,596

Interest income from notes receivable from participants	71,089
Contributions:
Participant	4,722,379
Employer	1,554,277
Rollovers	1,156,687
Total contributions	7,433,343
Total Additions	11,568,028

Deductions
Benefits paid directly to participants	6,571,405
Deemed distributions	87,062
Corrective distributions	73,348
Administrative expenses	77,551
Total Deductions	6,809,366

Net increase	4,758,662

Net Assets Available for Benefits, beginning of year	46,679,395
Net Assets Available for Benefits, end of period	$51,438,057
See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Notes to Financial Statements
1. Plan Description
The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan includes all eligible employees of Sparton Corporation and its wholly owned United States subsidiaries (referred to as “the Company”). The Plan is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 60 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Changes in Reporting Periods and Trustees
The Plan changed its fiscal year end to a calendar year end. With this transition, the Plan had a six-month fiscal period of July 1 to December 31, 2015. Subsequent to this period, the Plan will then operate for the twelve month calendar year beginning January 1, 2016 and for each year thereafter.
Effective November 23, 2015, the Plan’s trustee was changed to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) from SunTrust Banks, Inc. (“SunTrust Bank”). In conjunction with this change, the Plan’s assets were frozen for transactions from November 13 to December 10, 2015. On December 11, 2015, the Plan resumed normal and recurring operations.
Plan Acquisitions and Mergers
On January 20, 2015, the Company acquired Real Time Enterprises, Inc. Upon acquisition, the Real Time Enterprises, Inc. 401(k) Profit Sharing Plan was renamed the Sparton Real Time Enterprises, Inc. 401(k) Plan (the “Real Time Plan”). On July 24, 2015, all of the Real Time Plan assets totaling $2,054,718 were merged into the Plan. As a result of the merger, Real Time Plan participants were allowed to participate in the Plan effective July 1, 2015.
The table below notes the Company’s United States fiscal 2015 acquisitions and the dates that employees of the acquired businesses were allowed to participate in and to rollover previous 401(k) and other retirement savings into the Plan.

Company	Acquisition Date	Employees Allowed to participate in the Plan
Electronic Manufacturing Technology, LLC	July 9, 2014	January 1, 2015
Industrial Electronic Devices, Inc.	December 3, 2014	December 3, 2014
Argotec, Inc.	December 8, 2014	December 8, 2014
Real Time Enterprises, Inc.	January 20, 2015	July 1, 2015
KEP Marine	January 21, 2015	January 21, 2015
Hunter Technology Corporation	April 14, 2015	January 1, 2016
Contributions
Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. Effective July 1, 2015, the Plan also offers Roth 401(k) contributions as an alternative to traditional pre-tax contributions. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. The Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions or non-elective contributions. During each of the year ended December 31, 2016 and the six month ended December 31, 2015 periods, the Company matched 50% of participants’ contributions up to 6% of their eligib

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

le compensation. There were no non-elective contributions made to the Plan during either reporting periods presented. All contributions are subject to certain limitations of the Internal Revenue Code.
Participant Accounts
Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, common/collective trusts, and the Company’s common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.
Diversification
Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which includes the Company’s common stock.
Participant Loans
Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company common stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 5.00%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting on employer matching contributions and employer non-elective contributions made prior to January 1, 2011 is based upon years of credited service, becoming fully vested after five years of credited service. Employer matching contributions made after January 1, 2011 are immediately 100% vested. Employer non-elective contributions made after January 1, 2011 vest based upon years of credited service, becoming 100% vested after five years of credited service.
Payment of Benefits
In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis until the participant reaches age 70 1/2. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.
Forfeitures
Forfeitures consist of the non-vested portions of terminated participants’ accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan, then to reduce employer contributions, and finally, to be allocated to Plan participants. No forfeitures were used to pay Plan expenses, reduce employer contributions, or allocated to Plan participants for the period of July 1, 2014 through December 15, 2016, and the unused forfeiture balance amounted to $49,075 at December 31, 2015. On December 28, 2016, the unused forfeiture balance amounted to $51,366 and was then allocated to Plan participants, leaving a $0 balance in the unused forfeiture account at December 31, 2016, thus correcting this area of non-compliance. See further discussion in Note 5, Income Tax Status.
Administrative Fees
The Company pays certain administrative costs of the Plan, that are not paid through forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.
2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.
In July 2015, the FASB issued Accounting Standards Update 2015-12 “Plan Accounting: Defined benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of the ASU eliminated the requirements that employee benefit plan measure the fair value of fully benefit -responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of the ASU will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of the ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in the ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted.
Plan management reviewed both ASU 2015-07 and ASU 2015-12 and decided to early adopt both standards at June 30, 2015 as it believed it would simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-07 and ASU 2015-12.
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.
Concentration of Investments
Included in investments at December 31, 2016 and 2015 are shares of the Company’s common stock amounting to $2,326,364 and $2,098,259, respectively. This investment represented approximately 5% of total investments at December 31, 2016 and 2015. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Investment Valuation and Income Recognition
Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices.
The Plan holds shares in a money fund which is valued at the net asset value (“NAV”) of the shares held by the Plan at year-end, which is determined based on the fair value of the underlying investments, primarily high quality, short-term fixed income securities issued by banks, corporations, and the United States government.
The Plan holds units of common/collective trusts (“CCT”) with Federated Capital Preservation Fund IP (“Federated”), Putnam Stable Value Fund (“Putnam”) and Putnam Stable Value Fund GM (“Putnam”) that have investments in fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the CCTs is based on audited financial information reported by the issuers, Federated Investors Trust Company for the Federated CCT, and Putnam Fiduciary Trust Company for the Putnam CCTs. The issuers determine fair value based on the underlying investments (primarily conventional, synthetic and separate account investment contracts, and cash equivalents). The value of the CCTs represents contributions plus earnings, less participant withdrawals and administrative expenses. Participant-directed redemptions for the Federated and the Putnam CCTs have no restrictions; the Plan, however, is required to provide a one-year redemption notice to liquidate its entire share in each of the respective funds.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
3. Fair Value Measurements
The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015:

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

	December 31, 2016
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$6,345	$6,345	$—	$—
Mutual funds	41,813,517	41,813,517	—	—
Sparton Corporation common stock	2,326,364	2,326,364	—	—
Total assets in fair value hierarchy	44,146,226	44,146,226	—	—
Investments measured at net asset value *	5,608,972	—	—	—
Investments at fair value	$49,755,198	$44,146,226	$—	$—

	December 31, 2015
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$1,446	$1,446	$—	$—
Mutual funds	36,656,756	36,656,756	—	—
Sparton Corporation common stock	2,098,259	2,098,259	—	—
Total assets in fair value hierarchy	38,756,461	38,756,461	—	—
Investments measured at net asset value *	6,350,374	—	—	—
Investments at fair value	$45,106,835	$38,756,461	$—	$—

* Common/collective trust fund investments are measured at fair value using the net asset value (or its equivalent) and have not been categorized in the fair value hierarchy.
4. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.
5. Income Tax Status
The Internal Revenue Service has determined in a letter dated March 31, 2014 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan document has been amended since receiving the determination letter, including amendments made for plan mergers as well as to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
The U. S. Department of Labor, Employee Benefits Security Administration (the “DOL”) informed Plan management on April 11, 2016 of its intent to review the Plan for the time period of January 1, 2013 through April 11, 2016. The DOL completed its review of the Plan in March 2017, noting one area of non-compliance regarding forfeitures for the period July 1, 2014 through December 15, 2016. Plan management corrected this non-compliance area by allocating forfeiture assets totaling $51,366 to Plan participants as of December 28, 2016, and also agreed that going forward, forfeitures will be handled in accordance with Plan documents and ERISA provisions.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

6. Related Party Transactions
The Plan invests in certain investments managed by Merrill Lynch and by SunTrust Bank, the trustees, and as such, these investments are considered party-in-interest transactions. Fees paid to the trustees totaled $77,551 for the year ended December 31, 2016.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)			EIN: 38-1054690
December 31, 2016			Plan Number: 002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Par or Maturity Value		Cost	Current Value
Money market fund:
BIF Money Fund		shares	**	$6,345
Common/collective trust:
Federated Capital Preservation Fund IP	266,184	shares	**	2,661,841
Putnam Stable Value Fund	1,051,543	shares	**	1,051,543
Putnam Stable Value Fund GM	1,895,588	shares	**	1,895,588
Total common/collective trusts				5,608,972
Mutual funds:
JP Morgan Government Bond Fund	6,651	shares	**	69,831
JP Morgan Government Bond Fund GM	338,220	shares	**	3,551,305
JP Morgan Small Cap Value Fund A	1,395	shares	**	41,785
JP Morgan Small Cap Value A GM	31,073	shares	**	930,953
JP Morgan Equity Income Fund A	17,943	shares	**	268,432
Janus Triton Fund CL A	17,403	shares	**	406,370
Janus Triton Fund CL A GM	39,986	shares	**	933,663
American Cent Real Estate Fund ADV	6,784	shares	**	190,617
American Cent Real Estate Fund ADV GM	49,002	shares	**	1,376,942
Columbia Midcap Index Fund CL A	45,002	shares	**	693,025
Victory Sycamore Estate Value Fund A	8,936	shares	**	323,143
Victory Sycamore Estate Value Fund GM	54,822	shares	**	1,982,366
MFS International Diversification A	24,790	shares	**	381,019
MFS International Diversification A GM	232,251	shares	**	3,615,807
Pioneer Select Mid Cap Growth A	3,961	shares	**	138,994
Pioneer Select Mid Cap Growth A GM	56,434	shares	**	1,980,272
Pimco Income Fund CL A	42,099	shares	**	507,716
Pimco Income Fund CL A GM	159,590	shares	**	1,924,661
Blackrock S&P 500 Index Institutional Fund	5,362	shares	**	1,431,887
Blackrock S&P 500 Index Institutional Fund GM	48,992	shares	**	13,082,725
Western Asset Inflation CL A	1,449	shares	**	15,839
Western Asset Inflation CL A GM	51,772	shares	**	565,868
Oppenheimer International Growth Fund CL A	7,540	shares	**	263,079
Oppenheimer International Growth Fund A GM	104,066	shares	**	3,630,854
Prudential High Yield Fund CL A	16,079	shares	**	87,631
Prudential High Yield Fund CL A GM	103,448	shares	**	563,789
Columbia Small Cap Index Fund A	22,217	shares	**	523,665
MFS Investment Growth Stock Fund GL A	9,795	shares	**	226,173
Pioneer Bond Fund	32,085	shares	**	308,662
Pioneer Bond Fund GM	186,740	shares	**	1,796,444

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

	Total mutual funds				41,813,517

*	Sparton Corporation common stock	97,541	shares	**	2,326,364
*	Notes receivable from participants	Interest rates (4.25% to 5.00%) with various maturity dates			1,682,859
					$51,438,057

* A party-in-interest as defined by ERISA
** The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Joseph G. McCormack
Joseph G. McCormack, Senior Vice President and Chief Financial Officer, on behalf of the Investment Review Committee, the Plan’s Named Administrator and Fiduciary
June 27, 2017

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan
Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S‑8 (333-156388) of Sparton Corporation of our report dated June 27, 2017, relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appears in this Form 11-K for the year ended December 31, 2016.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 27, 2017